EXHIBIT 12

HONEYWELL INTERNATIONAL INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Three Months Ended

March 31, 2013

(Dollars in millions)

Determination of Earnings:
Income from continuing operations before taxes	$1,260
Add (Deduct):
Amortization of capitalized interest	5
Fixed charges	97
Equity income, net of distributions	(9)
Total earnings, as defined	$1,353

Fixed Charges:
Rents(a)	$13
Interest and other financial charges	84
97
Capitalized interest	5
Total fixed charges	$102

Ratio of Earnings to Fixed Charges	13.26

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.